
July 16, 2025

Joel L. Fruendt
President and Chief Executive Officer
SenesTech, Inc.
13430 North Dysart Road, Suite 105
Surprise, AZ 85379

> **Re: SenesTech, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 11, 2025**
> **File No. 333-288638**

Dear Joel L. Fruendt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Katherine A. Beck, Esq.